SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PR	1
Av. Presidente Vargas, 409 –13º 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-6101 Fax: (21) 2514-5949

MINUTES OF THE SEVEN HUNDRED AND SEVENTY-SECOND MEETING
 OF THE BOARD OF DIRECTORS
 OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

NIRE (Company Register Identification Number) 53300000859/CNPJ (Taxpayer Identification Number) no. 00001180/0001-26

I hereby certify, for all due purposes, that on the twenty-fifth day of January of the year two thousand and seventeen, at 1h30 PM, at the headquarters of the company, at Avenida Presidente Vargas, 409, Centro, Rio de Janeiro - RJ. JOSÉ LUIZ ALQUÉRES presided over the meeting, attended by Board Members WILSON FERREIRA JR, VICENTE FALCONI CAMPOS, ELENA LANDAU, ANA PAULA VITALI JANES VESCOVI  and MOZART DE SIQUEIRA CAMPOS ARAÚJO, both by videoconference, JOSÉ PAIS RANGEL and CARLOS EDUARDO RODRIGUES PEREIRA. ESTEVES PEDRO COLNAGO JUNIOR was absent due to justified reason. Decision: DEL-022/2017. Amendment of the address of Eletrobras' Headquarters. The Board of Directors of Centrais Elétricas Brasileiras S.A. - Eletrobras, exercising the powers conferred upon it, attesting the decision made by the Executive Board, and consolidated in the Report to the Executive Board no. PR-036, of 01/24/2017, has DECIDED: 1. approve the amendment of the address of Centrais Elétricas Brasileiras S.A. - Eletrobras' headquarters to SCN Setor Comercial Norte Quadra 06 Conjunto A Bloco A, sala 601, 602, 603, 604, 605, 606, 607, 608, 609, 610, 611, 612, 613, 614, 615, 616, 617, 618, 619, 620, 801, 802, 803, 804, 815, 816, 817, 818, 819, 820 - Ed. Venâncio 3000, Asa Norte, CEP: 70716-900, Brasília-DF; 2. establish that measures are taken to change Eletrobras' headquarters with the relevant trade boards, commissioners of public service, all the federal, state and municipal agencias, including, without limitation, the Federal Tax Agency, the Fire Department, State and Municipal Treasury Offices; state-owned and private companies required, as per the applicable legislation; and 3. established that the President's Office - PRG, together with the General Secretariat - PRGS adopt the measures required to comply with this Resolution. There being no further business, Mr. Chairman of the Board closed the Seven Hundred and Seventy-Second Meeting. I hereby certify that the above text is the complete and faithful description of the Resolution recorded in the Minutes included in the 29th Minutes' Book of the Board of Directors of Centrais Elétricas Brasileiras S.A. - Eletrobras, on pages 64 and following, of which, MARIA SILVIA SAMPAIO SANT'ANNA, Secretary of the Board, which I have drawn up. The other resolutions made in such meeting have been omitted from this certificate, for they concern purely internal interests of the Company, valid caution, supported by the duty of secrecy of the Administration, as per the main section of Article 155 of Law no. 6.404 (Stock Corporations Act), thus placed outside the scope of the rule included in paragraph 1 of article 142 of such law. (aa) JOSÉ LUIZ ALQUÉRES - Chairman;WILSON FERREIRA  JR, VICENTE FALCONI CAMPOS, ELENA LANDAU, ANA PAULA VITALI JANES VESCOVI  and MOZART DE SIQUEIRA CAMPOS ARAÚJO, JOSÉ PAIS RANGEL  and CARLOS EDUARDO RODRIGUES PEREIRA - Board Members; and (a) MARIA SILVIA SAMPAIO SANT'ANNA - Secretary.

Rio de Janeiro, January 25th, 2017.

MARIA SILVIA SAMPAIO SANT’ANNA

Secretary of the Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 10, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.